Exhibit 99.1

SILVERCORP METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
(Expressed in US Dollars, unless otherwise stated)

Management's Responsibility for Financial Reporting

Management of Silvercorp Metals Inc. is responsible for the integrity and fair presentation of the financial information contained in the accompanying consolidated financial statements. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada with reconciliation to United States generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors oversees management's responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company.

Ernst & Young LLP, Chartered Accountants, have audited the Company's financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board and have expressed their opinion in the auditors’ report.

(Signed) Rui Feng	(Signed) Grace Soo

Rui Feng	Grace Soo
Chairman and Chief Executive Officer	Chief Financial Officer

Ernst & Young

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Silvercorp Metals Inc.

We have audited the consolidated balance sheets of **Silvercorp Metals Inc.** (the "Company") as at March 31, 2008 and 2007 and the consolidated statements of operations and retained earnings, comprehensive income, cash flows and shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

As discussed in *Notes 2(b)* to the consolidated financial statements, the Company changed its reporting currency to U.S. dollars and as discussed in *Note 2(c)*, the Company changed its method of accounting for comprehensive income and financial instruments during the year ended March 31, 2008.

Ernst & Young LLP

Chartered Accountants

Vancouver, Canada
April 30, 2008,
(except for notes 13, 14 and 20
which are as of July 4, 2008).

SILVERCORP METALS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in US Dollars, Note 2(b))

	Notes	March 31, 2008	March 31, 2007
ASSETS

Current Assets
Cash and cash equivalents	3	$47,092,890	$53,330,468
Short term investments	4	37,145,656	5,449,238
Accounts receivable and prepaids	5	5,259,699	1,275,757
Inventories	6	2,389,175	1,802,371
		91,887,420	61,857,834

Long term prepaids	7	5,194,431	1,535,131
Long term investments	8	17,873,887	6,554,847
Property, plant and equipment	9	14,349,572	7,868,694
Mineral rights and properties	10	60,904,275	16,326,046
Reclamation deposits		9,729	8,674
		$190,219,314	$94,151,226

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities		$7,026,628	$3,121,802
Deposits received from customers		2,573,202	1,387,263
Income tax payable		719,557	1,455,847
Current portion of asset retirement obligation	11	-	292,406
Amounts due to related parties	15	12,070,732	1,332,919
		22,390,119	7,590,237

Future income tax liabilities	16 (b)	6,345,898	1,405,189
Asset retirement obligation	11	1,225,829	669,996
		29,961,846	9,665,422

Non-controlling interests	13	11,265,197	6,947,986

SHAREHOLDERS' EQUITY

Share capital	12	78,334,543	74,336,151
Contributed surplus		1,722,036	954,041
Reserves	14	2,077,628	-
Accumulated other comprehensive income		14,121,627	479,795
Retained earnings		52,736,437	1,767,831
		148,992,271	77,537,818

		$190,219,314	$94,151,226
Commitments and Contingencies	10 and 19

Approved on behalf of the Board:

(Signed) Greg Hall
Director

(Signed) Rui Feng
Director

The accompanying notes are an integral part of these consolidated financial statements

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(Expressed in US Dollars except for share figures, Note 2(b))

		Years ended March 31
	Notes	2008	2007

Sales		$108,362,762	$39,777,218

Cost of sales		20,114,464	7,738,301
Amortization and depletion		3,208,260	1,189,766
		23,322,724	8,928,067

Gross profit		85,040,038	30,849,151

Expenses
Accretion of asset retirement obligations	11	61,688	61,899
Amortization		516,814	122,718
Foreign exchange loss (gain)		612,481	(307)
General exploration and property investigation expenses		1,816,544	807,693
Investor relations		283,561	752,552
Office, administration and miscellaneous	12 (d)	7,254,066	4,222,800
Professional fees		2,133,783	453,002
		12,678,937	6,420,357
Earnings before other income and expenses		72,361,101	24,428,794
Other income and expenses
Equity loss in investment	8 (b)	(250,113)	(222,061)
Gain on disposal of mineral rights and property		563,147	-
Loss on disposal of property, plant and equipment	9	(48,130)	(4,424)
Loss on disposal of long term investments		-	(11,048)
Interest income		2,585,192	1,714,661
Other income	8 (b)	4,473,779	3,857,560
		7,323,875	5,334,688

Income before income taxes and non-controlling interests		79,684,976	29,763,482

Income tax expense	16 (a)
Current		(440,872)	(1,425,686)
Future		(109,607)	-
		(550,479)	(1,425,686)

Income before non-controlling interests		79,134,497	28,337,796

Non-controlling interests		(19,197,243)	(6,315,137)

Net income		59,937,254	22,022,659

Retained earnings (deficit), beginning of year		1,767,831	(20,254,828)
Appropriation to reserves		(2,077,628)	-
Cash dividends declared and distributed	12 (e)	(6,891,020)	-

Retained earnings, end of year		$52,736,437	$1,767,831

Basic earnings per share		$0.41	$0.15
Diluted earnings per share		$0.40	$0.15
Weighted Average Number of Shares Outstanding - Basic		147,660,730	143,913,693
Weighted Average Number of Shares Outstanding - Diluted		150,954,072	149,674,056

The accompanying notes are an integral part of these consolidated financial statements

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in US Dollars, Note 2(b))

	Year ended March 31,
	2008	2007

Net income for the year	$59,937,254	$22,022,659
Other comprehensive income, net of tax:
Transition adjustment to the opening balance of investment in Dajin Resources Corp. as per
the initial adoption of new standards (note 2(c)), net of tax of $1,128	8,674	-
Unrealized loss on available for sale securities, net of tax recovery of $6,323	(48,643)	-
Unrealized exchange gain on translation of self-sustaining foreign operations	3,972,486	1,041,822
Unrealized exchange gain (loss) on translation of functional currency to reporting currency	9,709,315	(919,849)
Other comprehensive income	13,641,832	121,973
Comprehensive income	$73,579,086	$22,144,632

The accompanying notes are an integral part of these consolidated financial statements

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in US Dollars, Note 2(b))

	Year ended March 31,
	2008	2007
Cash provided by (used for)
Operating activities
Net income for the year	$59,937,254	$22,022,659
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations	61,688	61,899
Amortization	3,725,074	1,312,484
Equity investment loss	250,113	222,061
Future income tax	109,607	-
Gain on disposal of mineral property	(563,147)	-
Loss on disposal of long term investments	-	11,048
Loss on disposal of property, plant, and equipment	48,130	4,424
Non-cash other income	(4,388,267)	(3,824,281)
Non-controlling interests	19,197,243	6,315,137
Stock-based compensation	2,472,685	1,955,545
	80,850,380	28,080,976
Net change in non-cash working capital
Accounts receivable and prepaids	(3,626,740)	(416,953)
Inventory	(342,635)	(1,708,108)
Accounts payable and accrued liabilities	3,412,728	1,804,242
Asset retirement obligation discharged upon payment	(513,831)	(229,163)
Income tax payable	(949,607)	1,474,131
Deposits received from customers	954,884	1,047,399
Cash provided by operating activities	79,785,179	30,052,524

Investing activities
Acquisition of mineral rights and properties	(36,583,262)	(11,752,043)
Acquisition of property, plant, and equipment	(7,451,952)	(6,324,996)
Purchase of long term investments	(5,552,310)	(2,035,039)
Decrease (increase) of short term investments	(29,489,423)	2,304,618
Increase in long term prepaids	(3,397,197)	(1,241,114)
Disposal of long term investments	-	208,677
Disposal of mineral rights and properties	563,147	-
Disposal of property, plant, and equipment	157,352	8,783
Distribution to non-controlling interest shareholder	(3,371,257)	-
Cash dividends declared and distributed	(6,891,020)	-
Advances to joint venture parties	-	104,760
Cash used in investing activities	(92,015,922)	(18,726,354)

Financing activities
Repayment from (advance to) related parties	(1,428,710)	1,587,398
Share subscriptions for cash, net of commission and expenses	2,293,702	42,395,973
Shares returned to treasury for cancellation	-	(4,890,169)
Cash provided by financing activities	864,992	39,093,202

Effect of exchange rate changes on cash and cash equivalents	5,128,173	(430,359)

Increase (decrease) in cash	(6,237,578)	49,989,013

Cash and cash equivalents, beginning of year	53,330,468	3,341,455

Cash and cash equivalents, end of year	$47,092,890	$53,330,468
Supplemental information:	-
Interest paid	$87,178	$45
Income tax paid	$1,273,784	$-

Non-cash investing activities:
Common shares of New Pacific Metals Corp. received as	$-	$3,824,281
partial consideration for the Option Agreement in
relation to the Kang Dian Project

Construction in process transferred to mineral rights and properties	$1,313,791	$-

The accompanying notes are an integral part of these consolidated financial statements

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in US Dollars except for share figures, note 2(b))

		Share capital
						Accumulated
						other	Retained	Total
		Number of		Contributed		comprehensive	earnings	shareholders'
	Notes	shares	Amount	surplus	Reserves	income (loss)	(deficit)	equity

Balances, March 31, 2006		135,186,471	$31,751,747	$4,077,096	$-	$357,822	$(20,254,828)	$15,931,837
Options exercised		2,961,717	780,880	-	-	-	-	780,880
Warrants exercised		1,567,500	2,143,685	-	-	-	-	2,143,685
Private placement, net of issuance cost		7,503,750	39,471,408	-	-	-	-	39,471,408
Value of options transferred upon exercised		-	1,010,351	(1,010,351)	-	-	-	-
Contributed surplus transferred as per share cancellation		-	4,068,249	(4,068,249)	-	-	-	-
Share cancellation under the Normal Course Issuer Bid		(1,261,500)	(4,890,169)	-	-	-	-	(4,890,169)
Stock based compensation		-	-	1,955,545	-	-	-	1,955,545
Earnings of the year		-	-	-	-	-	22,022,659	22,022,659
Unrealized loss on translation of self-sustaining operation		-	-	-	-	1,041,822	-	1,041,822
Unrealized gain on translation functional currency to reporting currency		-	-	-	-	(919,849)	-	(919,849)
Balance, March 31, 2007		145,957,938	74,336,151	954,041	-	479,795	1,767,831	77,537,818
Transition adjustment to opening balance	2 (c)	-	-	-	-	8,674	-	8,674
Options exercised		3,448,896	2,225,239	-	-	-	-	2,225,239
Warrants exercised		9,750	68,463	-	-	-	-	68,463
Cancellation of fraction shares		(108)	-	-	-	-	-	-
Value of options transferred upon exercised		-	1,704,690	(1,704,690)	-	-	-	-
Stock based compensation		-	-	2,472,685	-	-	-	2,472,685
Unrealized loss on available for sale securities		-	-	-	-	(48,643)	-	(48,643)
Appropriation to reserves	14	-	-	-	2,077,628	-	(2,077,628)	-
Cash dividends declared and distributed	12 (e)	-	-	-	-	-	(6,891,020)	(6,891,020)
Earnings of the year		-	-	-	-	-	59,937,254	59,937,254
Unrealized loss on translation of self-sustaining operation		-	-	-	-	3,972,486	-	3,972,486
Unrealized gain on translation functional currency to reporting currency		-	-	-	-	9,709,315	-	9,709,315
Balance, March 31, 2008		149,416,476	$78,334,543	$1,722,036	$2,077,628	$14,121,627	$52,736,437	$148,992,271

The accompanying notes are an integral part of these consolidated financial statements

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Silvercorp Metals Inc. along with its subsidiary companies and joint ventures (collectively the “Company”) is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties in the People’s Republic of China (“China”).

The Company is a reporting issuer in British Columbia, Alberta, Ontario, Nova Scotia, New Brunswick, Manitoba, and Saskatchewan and trades on the TSX Exchange under the symbol “SVM”.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and principles of consolidation

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and presented in US dollars.

Our consolidated financial statements include the accounts of the Company and its significantly owned subsidiaries: Silvercorp Metals China Inc., Fortune Mining Limited, Fortune Copper Limited, Fortress Mining Inc., Fortune Gold Mining Limited, Lachlan Gold Ltd., Victor Resources Ltd., Victor Mining Ltd., Yunnan Jin Chang Jiang Mining Co. Ltd. (“Yunnan JCJ”), 82% owned subsidiary, Qinghai Found Mining Company Ltd. (“Qinghai Found”), 70% (March 31, 2007 - 60%) owned subsidiary, Henan Huawei Mining Co. Ltd. (“Henan Huawei”), and 77.5% owned subsidiary, Henan Found Mining Co. Ltd. (“Henan Found”).

All significant inter-company transactions and accounts have been eliminated upon consolidation.

(b)	Change in Reporting Currency

Effective April 1, 2007, the Company changed its reporting currency to the US dollar. The change in reporting currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry. Prior to April 1, 2007, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in Canadian dollar (CAD). In making this change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency. In accordance with EIC-130, the financial statements for all years and periods presented have been translated in to the new reporting currency using the current rate method. Under this method, the statements of operations and cash flows statements items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates. Shareholders’ equity transactions since April 1, 2006 have been translated using the rates of exchange in effect as of the dates of the various capital transactions, while shareholders’ equity balances on April 1, 2006 have been translated at the exchange rate on that date. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income.

Notes to the Consolidated Financial Statements	page 1

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

(c)	Adoption of New Accounting Standards

(i) Financial instrument standards

On April 1, 2007, the Company prospectively adopted the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook: Section 1530, “Comprehensive Income”; Section 3855, “Financial Instruments - Recognition and Measurement”; Section 3865, “Hedges”; Section 3861, “Financial Instruments – Disclosure and Presentation”, and Section 3251, “Equity”. As we have not previously undertaken hedging activities, adoption of Section 3865 currently has no impact on us.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. Held-for-trading financial assets and financial liabilities are financial assets and financial liabilities which are acquired for resale prior to maturity or are financial assets and liabilities designated as such by the Company. Held-to-maturity financial assets are non-derivative financial assets with a fixed maturity which the Company intends to hold until maturity. Available-for-sale financial assets are those non-derivative financial assets which are so designated by the Company or that do not fall into another category.

CICA 3855 requires that all financial assets, except those classified as held to maturity, and loans and receivables, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held-for trading; otherwise, they are measured at amortized cost. Investments classified as available-for-sale are reported at fair market value based on quoted market prices or at cost if a market value of equity instruments is not available, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Those instruments classified as held-for-trading have gains or losses included in earnings in the period in which they arise.

Comprehensive income is the change in our net assets that results from transactions, events and circumstances from sources other than our shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized and foreign currency translation gains or losses arising form the translation of the Company’s self-sustaining foreign operations and the translation of the Company’s accounts into its reporting currency.

Notes to the Consolidated Financial Statements	page 2

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

The Company has made the following classifications:

  Cash and cash equivalent, which includes high liquid term deposits and bank notes, and short term investments are classified as held-for-trading financial assets and measured at fair value.

  Accounts receivables are classified as loans and receivables and are initially measured at fair value. Subsequent measurements are recorded at amortized cost using the effective interest method.

  The long term investment in the common shares of Dajin Resources Corp. is classified as available-for-sale securities. Available for sale securities are initially recorded at cost, which upon their initial measurement is equal to their fair value by reference to market price.
  Subsequent changes in the market value of securities are recorded as changes to othercomprehensive income (loss). The investments in New Pacific Metals Corp. and LuoyangYongning Smelting Co. Ltd. are excluded from Section 3855 as they are accounted for usingthe equity method.

  Accounts payable and accrued liabilities and deposits received from customers are classified as other financial liabilities. They are initially measured at their fair value and subsequently measured at amortized costs using the effective interest rate method. Amortized premium or discount is charged to the statements of operations.

Transaction costs are included in the initial carrying amount of financial instruments except for held-for- trading items in which case they are expensed as incurred.

Section 3855 also requires that the embedded derivatives be identified and separated from the related host contract and be measured at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the consolidated statement of operations in the period the change occurs.

Upon the adoption of these new standards as at April 1, 2007, the Company remeasured its financial assets and liabilities. The investment in Dajin Resources Corp. was classified as available for sale securities and its carrying value was adjusted to $225,518 with a credit of $8,674 to the opening accumulated other comprehensive income. The cumulative foreign translation adjustment of $479,795 for the year ended March 31, 2007 was reclassified as a component of accumulated other comprehensive loss. The adoption of these new standards has no impact on the Company’s cash flow.

(ii) Accounting changes

On April 1, 2007, the Company adopted the CICA revised Section 1506, “Accounting Changes”, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, it is required by a primary source of GAAP, or the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The adoption of this standard has no impact on the Company’s consolidated financial statements.

Notes to the Consolidated Financial Statements	page 3

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

(d)	Significant Accounting Policies

(i) Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined ore bodies, reserves value beyond proven and probable mine life, fair values for purposes of impairment analysis, reclamation obligations, non-cash stock-based compensation and warrants, valuation allowances for future income tax assets, and future income tax liabilities. Actual results could differ from these estimates.

(ii) Foreign currency translation

The Company’s functional currency is the Canadian dollar. Effective April 1, 2007, the Company changed its reporting currency to the US dollar.

All subsidiaries, except its 77.5% owned subsidiary Henan Found and 70% owned subsidiary Henan Huawei, are considered to be integrated foreign operations and their financial statements are translated to Canadian dollars under the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at historical exchange rates. Revenues and expenses are translated at the average exchange rate in effect during the period. Realized and unrealized foreign exchange gains and losses are included in earnings.

Henan Found is considered to be a self-sustaining operation. During the year ended March 31, 2008, Henan Huawei was reclassified as a self-sustaining operation from an integrated foreign operation and its financial statements are translated using the current rate method from temporal method because of the significant changes in the economic facts and circumstances of Henan Huawei. During the year ended March 31, 2008, Henan Huawei commenced commercial mine production and cash generated from sales to the local Chinese customers is sufficient to cover further exploration expenditure and other operation costs. Assets and liabilities of Henan Found and Henan Huawei, which are dominated in Chinese Yuan (“RMB¥”), are translated into Canadian dollars using the current rate method at period-end exchange rates and resulting translation adjustments are reflected in comprehensive income. Revenues and expenses of Henan Found and Henan Huawei are translated at average exchange rates for the period.

(iii) Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

Notes to the Consolidated Financial Statements	page 4

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

(iv) Inventories

Inventories include metals contained in concentrates, stockpile ores and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. All metal inventories are stated at the lower of cost or market, with cost being determined using the moving average method. Supplies inventories are valued at the average cost, net of obsolescence. Concentrate inventories are valued at lower of cost or market.

(v) Investments

Long term investments over which the Company has no control or for which it does not have significant influence or control are valued at cost, less a provision for other than temporary impairments in value.

Investments in which the Company has a significant influence are accounted for by the equity method, whereby the Company records its proportionate share of the investee’s income or loss.

(vi) Property, plant and equipment

Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method at the following rates, calculated to amortize the cost of the assets less their residual values over their estimated useful lives.

Building	5%
Computer equipment	20% - 50%
Computer software	20% - 50%
Equipment and funiture	20% - 50%
Land use right	2%
Leasehold improvement	20%
Machinery	10% - 20%
Mining equipment	10%
Motor vehicle	20%

(vii) Mineral rights and properties

Mineral rights and properties include the acquisition costs, direct exploration and development expenditures.

Upon commencement of commercial production, mineral properties and capitalized expenditures are amortized over the mine's estimated life using the units of production method calculated on the basis of measured and indicated resources.

Notes to the Consolidated Financial Statements	page 5

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

The Company reviews the carrying value of each property that is in the exploration/development stage by reference to the project economics including the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others. The review of the carrying value of each producing property will be made by reference to the estimated future operating results and net cash flows. When the carrying value of a property exceeds its estimated net realizable amount, provision will be made for the decline in value. The carrying amount will be written off if the Company decides to abandon the property.

The recoverability of the amounts capitalized for the undeveloped mineral properties and deferred exploration costs is dependent upon the determination of economically recoverable ore resources, confirmation of the Company’s interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their exploration and development and future profitable production or proceeds from the disposition thereof.

(viii) Asset retirement obligations

Asset retirement obligations ("ARO") represent the estimated discounted net present value of statutory, contractual or other legal obligations relating to site reclamation and restoration costs that the Company will incur on the retirement of assets and abandonment of mine and exploration sites. ARO are added to the carrying value of mineral rights and properties as such expenditures are incurred and amortized against income over the useful life of the related asset. ARO are determined in compliance with recognized standards for site closure and mine reclamation established by governmental regulation.

Over the life of the asset, imputed interest on the ARO liability is charged to operations as accretion of asset retirement obligations on the consolidated statements of operations using the discount rate used to establish the ARO. The offset of accretion expense is added to the balance of the ARO.

Where information becomes available that indicates a recorded ARO is not sufficient to meet, or exceeds, anticipated obligations, the obligation is adjusted accordingly and added to, or deducted from, the ARO.

(ix) Revenue Recognition

Revenue is recognized upon delivery when title and risk of ownership of metals or metals bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product selling price is referenced to the active and freely traded commodity markets.

(x) Stock-based compensation plan

The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted to employees, officers, and directors is measured at fair value at the date of the grant using the Black-Scholes valuation model and is expensed in the consolidated statements of operations over the vesting period of the options granted.

Notes to the Consolidated Financial Statements	page 6

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

Stock options granted to consultants are measured at their fair value using the Black-Scholes valuation method.

Upon the exercise of the stock option, consideration received and the related amount transferred from contributed surplus are recorded as share capital.

(xi) Impairment of long-lived assets

Management of the Company regularly reviews the net carrying value of each long-lived asset. Where information is available and conditions suggest impairment, estimated future net cash flows are calculated using estimated future prices, reserves, selling prices for mineral ores and concentrates, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of long-lived assets would be recorded to the extent the net book value of the related assets exceeds the estimated undiscounted future cash flows. The impairment amount would correspond to the excess of the carrying value over the fair value.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered. Management’s estimates of mineral prices, reserves, selling prices for ores and concentrates, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of long-lived assets. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its assets.

(xii) Income taxes

The Company uses the liability method of accounting for income taxes. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases on the balance sheet date. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in substantively enacted rates is included in operations. A future income tax asset is recorded when the probability of the realization is more likely than not.

(xiii) Non-controlling interests

Non-controlling interests exist in the less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.

Notes to the Consolidated Financial Statements	page 7

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

(xiv) Earnings per share

Basic earnings per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the year.

The computation of diluted earnings per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end using the treasury stock method whereby the assumed proceeds upon the exercise of stock options and warrants are used to purchase common shares at the average market price during the year.

(xv) Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted for the current period.

(e)	New Canadian Accounting Pronouncements

(i) Financial Instrument Standards

In December 2006, the CICA issued Section 3862, “Financial Instruments - Disclosure” and Section 3863 “Financial Instruments - Presentation” to replace 3861 “Financial Instruments -Disclosure and Presentation”. These new sections are effective for interim and annual financial statements of the Company’s reporting period beginning on April 1, 2008. The Company is currently evaluating the impact of the adoption of these new standards on its consolidated financial statements.

(ii) Inventories

In June 2007, CICA issued Handbook Section 3031 “Inventories” which replaces Section 3030 “Inventories”. Under the new section, inventories are required to be measured at the “lower of cost and net realizable value”, which is different from the existing guidance of the “lower of cost and market”. The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized. Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses. The new standard will become effective on April 1, 2008 for the Company. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

(iii) Capital Disclosures

As of April 1, 2008, the Company will be required to adopt CICA Section 1535 “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital.

Notes to the Consolidated Financial Statements	page 8

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

In addition, disclosures are to include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

(iv) Convergence with IFRS

In January 2006, CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) for accounting periods commencing on or after January 1, 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

(v) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. The new Section will be applicable to the Company’s consolidated financial statements for its fiscal year beginning April 1, 2009. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

3.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents as at March 31, 2008 of $47,092,890 (March 31, 2007 - $53,330,468) consists of cash, bank acceptances, bank discount notes, and term deposits maturing within three months of the initial investment date. As at March 31, 2008, the Company holds bankers’ acceptance and bank discount notes with a combined market value of $24,922,470 (March 31, 2007 -$32,323,115) and a face value of $28,112,586 (March 31, 2007 - $32,442,536) with yields from 2.56% to 3.58% (March 31, 2007 – 4.31%) per annum with maturity dates to June 16, 2008. The Company’s term deposits total $1,140,967 (March 31, 2007 - $7,677,177), bearing an interest rates of 2.88% (March 31, 2007 - 1.80%) per annum, with maturity dates to June 8, 2008. None of the cash equivalents were in asset backed commercial papers.

4.	SHORT TERM INVESTMENTS

Short term investments as at March 31, 2008 of $37,145,656 (March 31, 2007 - $5,449,238) are made up of a bank note of $3,288,303 (March 31, 2007 - $nil), guarantee investment certificates (“GIC”) of $2,443,817 and term deposits of $31,413,535 (March 31, 2007 - $5,449,238) with maturity dates beyond three months. The bank note with face value of $3,294,095 yields 3.57% per annum to maturity on April 18, 2008. The GIC is bearing an interest rate of 4.1% per annum with maturity dates to March 4, 2009; and the term deposits bearing interest rates ranging from 3.33% to 3.78% (March 31, 2007 - 2.07% to 2.43%) with maturity dates to September 18, 2008.

Notes to the Consolidated Financial Statements	page 9

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

5.	ACCOUNTS RECEIVABLE AND PREPAIDS

Accounts receivable and prepaids consist of the following:

As at	March 31, 2008	March 31, 2007
Accounts receivable	$3,142,878	$-
Interest receivable	250,609	39,742
Prepaid expenses and deposits	1,866,212	1,236,015
	$5,259,699	$1,275,757

6.	INVENTORIES

Inventories consist of the following:

As at	March 31, 2008	March 31, 2007
Direct smelting ore and stockpiled ore	$951,635	$1,028,213
Concentrate inventory	467,776	523,084
Total stockpiled	1,419,411	1,551,297
Material and supplies	969,764	251,074
	$2,389,175	$1,802,371

7.	LONG TERM PREPAIDS

Long term prepaids as at March 31, 2008 of $5,194,431 (March 31, 2007 - $1,535,131) is comprised of: $1,919,310 (March 31, 2007 - $1,084,225) of advances or loans to contractors to purchase equipment to work on the Company’s properties to construct mill facilities for the Company, and prepayments to suppliers to acquire property, plant and equipments; $1,681,077 (March 31, 2007 -$450,906) of advances to third parties to assist the Company in the exploration of potential mineral properties in China, and $1,594,044 (March 31, 2007 - $nil) of prepayment for acquiring an office in Beijing, China.

8.	LONG TERM INVESTMENTS

As at	March 31, 2008	March 31, 2007
Dajin Resources Corp. (a)
1,000,000 (March 31, 2007 - 1,000,000) common shares	$204,300	$216,844
New Pacific Metals Inc. (b)	11,251,648	6,279,806
Luoyang Yongning Smelting Co. Ltd. (c)	6,417,939	58,197
	$17,873,887	$6,554,847

Notes to the Consolidated Financial Statements	page 10

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

(a)	Dajin Resources Corp.

As a result of the adoption of CICA 3855 “Financial Instruments - Recognition and Measurement” on April 1, 2007, the Company’s investment in Dajin Resources Corp., which was classified as available-for-sale securities, its carrying value was adjusted to $225,518 with a credit of $8,674 to the opening accumulated other comprehensive income. As at March 31, 2008, the investment is carried at its estimated fair value of $204,300 by reference to market price and an unrealized loss of $21,218 was recognized as other comprehensive income.

For year ended March 31, 2008, shares disposed were nil (March 31, 2007 - 1, 000,000) and no loss (March 31, 2007 - $11,048) was recorded.

(b)	New Pacific Metals Inc.

In 2004, the Company entered into a letter agreement with New Pacific Metals Corp. (“NUX”), a related party by way of a common director, whereby NUX had the option to acquire the Company’s previous wholly owned subsidiary SKN Nickel & Platinum Ltd. (“SNP”), by meeting SNP’s registered capital commitment of $2.5 million to a Chinese joint venture and through the issuance of 6.5 million common shares to the Company. The common shares were issuable on the basis of 2.5 million shares on issuance of a Bulletin by the TSX Venture Exchanges accepting the transaction (issued on December 13, 2004); a further 2 million shares were to be issued upon successful funding of $374,000 to SNP’s Chinese joint venture (issued on February 2, 2006); and another 2 million shares were to be issued upon completion the funding of $1 million to SNP’s Chinese joint venture (issued on August 29, 2006). The initial 2,500,000 common shares are subject to escrow with 650,000 common shares released upon receipt of exchange approval and 154,167 every quarter over the 3 year escrow period. The first and second tranches of 2,000,000 common shares issued are subject to escrow with a release of 250,000 common shares every three months. The Company is entitled to the voting rights attached to the escrow shares, but the shares remaining in escrow are subject to cancellation in the event NUX determines not to continue contributing to the Chinese joint venture. The Company placed a representative on the NUX Board of Directors pursuant to the terms of the agreement.

During the year ended March 31, 2007, NUX exercised its option to acquire 100% interest in SNP by fully contributing $2.5 million to SNP’s Chinese join venture and had issued all of the 6.5 million shares to the Company.

As at March 31, 2008, all of the 6,500,000 (March 31, 2007 - 4,087,501) NUX’s common shares were released to the Company from escrow. The Company has recorded other income for the year ended March 31, 2008 totaling $4,388,267, representing the market value of the 2,412,499 (March 31, 2007 - $3,824,281 on 2,416,666 common shares) NUX’s common shares released from escrow during the year ended March 31, 2008.

In March 2007, the Company participated in NUX’s private placement and subscribed for a total of 900,000 units at CAD$2.50 per unit. Each unit was comprised of one common share and one-half of one share purchase warrant. Each whole warrant entitles the Company to acquire an additional common share at CAD$3.00 for a period of one year until March 15, 2008.

Notes to the Consolidated Financial Statements	page 11

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

On February 21, 2008, NUX obtained the approval from the TSX Venture Exchange to extend the expiry date of its common share purchase warrants to March 15, 2009.

For the year ended March 31, 2008, a total of $250,113 (March 31, 2007 - $222,061), of equity loss had been recorded.

As at March 31, 2008, the Company owns 7,400,000 common shares of NUX, representing an ownership of 23.6% (2007 – 17.7%) . The following is the summary of the investment in NUX and its market value:

	Number of shares	Book Value	Market Value of NUX's common shares
Balance, March 31, 2006	1,670,835	$732,653	$2,462,373
Shares released from escrow	2,416,666	3,824,281	3,824,281
Participation in NUX's private placemen	900,000	1,951,600	1,951,600
Equity in loss of investee company		(222,061)	-
Foreign translation impact		(6,667)	-
Balance, March 31, 2007	4,987,501	6,279,806	14,924,866
Shares released from escrow	2,412,499	4,388,267	4,388,267
Equity in loss of investee company		(250,113)	-
Foreign translation impact		833,688	-
Balance, March 31, 2008	7,400,000	$11,251,648	$14,758,245

(c)	Luoyang Yongning Smelting Co. Ltd.

During the 2007 fiscal year, Henan Found entered into a joint venture agreement, for a 22.5% participation interest, in a custom built 150,000-tonne/year lead-silver-gold smelter in Luoning County, Luoyang City, Henan Province, China. Henan Found's share, 22.5% of the cost, will be $5.6 million (RMB¥45 million) for the first phase and is expected to be financed by cash flow from its Ying property.

On September 5, 2007, the joint venture agreement was amended with the incorporation of Luoyang Yongning Smelting Co. Ltd. (“Yongning”) to hold the smelter project. Under the amended joint venture agreement, Henan Found can earn 30% interest in Yongning by contributing $10.7 million (RMB¥75 million) of the total investment in Yongning of $35.7 million (RMB¥250 million) comprised of: $21.4 million (RMB¥150 million) towards the registered capital with the balance of $14.3 million (RMB¥100 million) to finance the project development cost which is required to be contributed within one year after the issuance of the business license. On September 21, 2007, Yongning obtained approval from Chinese governmental authorities and the business license was issued.

Notes to the Consolidated Financial Statements	page 12

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

As at March 31, 2008, Henan Found fulfilled its registered capital requirement through a contribution of approximately $5.6 million (RMB¥45 million) (March 31, 2007 - $58,197 (RMB¥450,000)) to Yongning, with the remaining commitment of approximately $4.3 million (RMB¥30 million) due within one year from September 21, 2007. This investment is accounted for using the equity method. No equity income (loss) had been recorded during the year ended March 31, 2008.

As of March 31, 2008, the registered capital requirement of $21.4 million (RMB¥150 million) has been fully contributed by all the joint venture parties.

9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

As at	March 31, 2008			March 31, 2007

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
Building	$8,236,801	$263,521	$7,973,280	$2,829,393	$30,224	$2,799,169
Computer equipment	570,784	179,022	391,762	286,364	98,979	187,385
Computer software	191,211	37,371	153,840	105,897	11,926	93,971
Equipment and funiture	976,584	141,772	834,812	416,837	33,073	383,764
Machinery	2,650,059	200,017	2,450,042	1,053,029	36,995	1,016,034
Mining equipment	482,115	156,994	325,121	426,842	101,467	325,375
Motor vehicle	1,268,900	301,735	967,165	840,130	107,103	733,027
Land use right	496,373	-	496,373	-	-	-
Leasehood improvement	113,674	29,270	84,404	101,428	5,832	95,596
Construction in process	672,773	-	672,773	2,234,373	-	2,234,373
	$15,659,274	$1,309,702	$14,349,572	$8,294,293	$425,599	$7,868,694

During the year ended March 31, 2008, the Company disposed of motor vehicles with net book value of $205,482 (March 31, 2008 - $13,207) and a loss of $48,130 (2007 - $4,424) was recorded. A total of $1,313,791 (RMB¥9,211,773) construction in process was reclassified to mineral rights and properties during the year ended March 31, 2008.

Notes to the Consolidated Financial Statements	page 13

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

10.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties are comprised of the following:

	Ying	HPG	NZ	Nabao	TLP	LM	Total
Balance, March 31, 2006	$3,188,931	$-	$-	$-	$-	$-	$3,188,931
Acquisition of mineral rights and properties	2,497,041	5,633,018	1,529,135	-	-	-	9,659,194
Capitalized asset retirement obligation	1,127,591	-	-	-	-	-	1,127,591
Capitalized exploration and development costs
Consulting and management fees	225,011	-	-	-	-	-	225,011
Drilling, assay fee and reporting	1,081,139	-	-	-	-	-	1,081,139
Office and miscellaneous	5,920	-	-	-	-	-	5,920
Tunneling and trenching	2,127,578	-	-	-	-	-	2,127,578
Foreign currency translation impact	39,276	-	-	-	-	-	39,276
Amortization	(1,128,594)	-	-	-	-	-	(1,128,594)
Balance, March 31, 2007	9,163,893	5,633,018	1,529,135	-	-	-	16,326,046
Acquisition of mineral rights and properties	-	1,602,927	-	-	19,109,357	7,175,611	27,887,895
Capitalized asset retirement obligation	(94,009)	714,531	-	-	-	-	620,522
Capitalized exploration and development costs
Consulting and management fees	38,140	-	-	-	-	-	38,140
Drilling, assay fee and reporting	2,657,666	1,056,004	315,419	1,012,815	721,423	180,269	5,943,596
Office and miscellaneous	-	-	-	45,368	-	-	45,368
Tunneling and trenching	4,239,164	1,585,170	37,099	-	184,577	2,392,778	8,438,788
Shaft development	2,822,856	-	-	-	-	-	2,822,856
Foreign exchange impact	(111,789)	(29,186)	(20,673)	-	-	-	(161,648)
Foreign currecy translation impact	1,114,396	685,015	185,954	-	-	-	1,985,365
Amortization	(1,527,567)	(1,515,086)	-	-	-	-	(3,042,653)
Balance, March 31, 2008	$18,302,750	$9,732,393	$2,046,934	$1,058,183	$20,015,357	$9,748,658	$60,904,275

Although the Company has taken steps to verify title to the mineral properties in which it, through its subsidiaries, has an interest, in accordance with industry standards for the stage of exploration of such properties, those procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

(a)	Ying Property

The Company, through its wholly owned subsidiary, Victor Mining Ltd., entered into an agreement to acquire 77.5% interest in the high grade Ying Silver-Lead-Zinc Project (“Ying Property”) located in Henan Province, China for a total consideration of approximately $3.7 million (paid). Henan Found was established in 2004 to hold the Ying property, and production of ore commenced on April 1, 2006.

Notes to the Consolidated Financial Statements	page 14

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

In July 2006, Henan Found reached a settlement with a third party to stop its unauthorized mining activities on the Ying Property by paying the third party a total of $911,749, which was paid and capitalized as acquisition cost of mineral rights and properties.

During the year ended March 31, 2007, Henan Found acquired two additional exploration permits adjacent to the existing boundary of the Ying Property for cash consideration of $609,967, which was paid and capitalized as acquisition cost of mineral rights and properties. The exploration permits were transferred to Henan Found during the year ended March 31, 2007.

Henan Found is in the process of completing construction of the Ying Property according to its approved design plan, and in particular completing the connection of three mine shafts for safety reasons. While government authorities allow Henan Found to test run the mill and mine, it is subject to final inspection by authorities for environmental and safety qualifications and it is subject to receiving environmental and safety production permits.

The land usage right for Henan Found’s mine and mill has been purchased from the local owners, rezoning of these lands from agricultural to industrial use has been approved by Henan Provincial government, and transfer of the land title to Henan Found’s name has been submitted to the government authorities and is pending final approval.

Pursuant to an update of estimates of the mineral resources on Ying Property, the mine life of Ying property has been extended by two years to a total of nine years’ mining life. Consequently, the calculation of depreciation and amortization of mineral rights and properties of Ying silver-lead-zinc were revised prospectively and the amounts of asset retirement obligations are also revised based on the extended mine life. The impact on this change in estimate resulted in lower accretion of ARO of $94,009 for the year ended March 31, 2008.

(b)	HPG Silver-Gold-Lead Property

The Company, through its indirectly wholly owned subsidiary, Victor Resources Ltd., entered into an agreement to acquire a 60% interest of the HPG silver-gold-lead operating mine and property within the Ying Silver-Lead-Zinc Project, Henan Province, China for a total consideration of approximately $5.7 million (RMB¥43.2 million). Henan Huawei was established in January 2007 to hold the HPG gold-silver-lead property which consists of two adjacent mining licenses surrounded by one exploration permit within the Ying Silver-Lead-Zinc Project area in Henan, and a flotation mill and associated facilities. The Company was required to pay a total of $3.93 million (RMB¥30 million) to the joint venture partner directly while the remaining of $1.73 million (RMB¥13.2 million) was paid to Henan Huawei as its registered capital.

During the year ended March 31, 2007, the Company fulfilled its obligation to earn 60% interest in HPG and a total of $5,633,018 was capitalized as the acquisition cost of mineral rights and properties.

On May 11, 2007, Victor Resources Ltd., signed an agreement to acquire a further 20% interest in Henan Huawei from its joint venture partner, in which 10% interest will be held in trust for a shareholder of the joint venture partner.

Notes to the Consolidated Financial Statements	page 15

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

Total consideration for the 20% interest is approximately $1.9 million (RMB¥13.3 million) with the Company’s share of approximately $950,000 (RMB¥6.65 million) paid in full. A total of $722,544 was capitalized as the acquisition cost of mineral rights and properties after offsetting against non-controlling interest.

(c)	NZ Property

In October 2006, the Company, through its 77.5% owned subsidiary company, Henan Found, entered into an agreement (the “Agreement”) with a third party, related by common control, to acquire a 100% interest in the NZ Gold-Silver property (the “Property”), on its behalf. As at March 31, 2007, the third party has completed its acquisition of the Property, by payment of $1,099,271 (RMB¥8.5 million), and the payment was capitalized as the acquisition of mineral rights and properties.

The Company’s interest in the NZ Property is held in trust through a third party for the Company.

(d)	Nabao Project

In June 2007, the Company, through its wholly owned subsidiary, Fortress Mining Inc., entered into a joint venture contract with a Chinese party to form Qinghai Found Mining Company Ltd. ("Qinghai Found"), a Sino-foreign cooperate joint venture company, to explore and develop the Na-Bao silver-polymetalic Project (“Na-Bao Project”) in Qinghai Province, China. Under the joint venture contract, the Company has an 82% interest in Qinghai Found by investing approximately $4.0 million by funding exploration and development. The Chinese party retains an 18% interest in Qinghai Found in exchange for transferring the three Na-Bao permits to Qinghai Found.

(e)	LM Silver-Lead Mine

In October 2007, the Company’s 70% owned subsidiary, Henan Huawei, entered into agreements to acquire 100% interest in LM Silver-Lead Mine (“LM Mine”), which has a mining permit located just southeast of the Ying silver project, through the acquisition of 100% interest of a private Chinese company, Xinda Mineral Products Co. Ltd.(‘Xinda”), for approximately $3.6 million. The Company also agreed to compensate another $3.6 million (RMB¥25 million) to the original shareholders of Xinda for their previous work done on the LM Mine. As at March 31, a total of $6.5 million was paid and an approximately $7.2 million was capitalized as the acquisition cost of mineral rights and properties.

As of March 31, 2008, the acquisition of LM silver-lead mine is pending government approval, and concurrently Henan Huawei has taken control of LM Mine and production at LM Mine has commenced.

(f)	TLP Silver-Lead Mine

In December 2007, the Company’s 77.5% owned subsidiary, Henan Found, successfully concluded contracts to acquire 100% interest of the TLP Silver-Lead Mine (“TLP Mine”) by paying approximately $11.4 million (RMB¥80 million) plus assuming debts, obligations and winding down of certain leasing agreements.

Notes to the Consolidated Financial Statements	page 16

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

The total acquisition cost of TLP Mine is estimated at $22 million (RMB¥157 million). As of March 31, 2008, a total of $17.7 million (RMB¥124.2 million) was paid and capitalized as the acquisition cost of mineral rights and properties.

11.	ASSET RETIREMENT OBLIGATIONS

The following table presented the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

	Current	Long term
	portion	portion	Total
Balance, March 31, 2006	$-	$-	$-
Obligations incurred during the year	-	1,127,591	1,127,591
Obligations discharged upon payments to local government	-	(227,088)	(227,088)
Accretion of asset retirement obligations	-	61,899	61,899
Reclassification of current portion of the obligations	292,406	(292,406)	-
Balance, March 31, 2007	$292,406	$669,996	$962,402
Obligations incurred during year	252,725	440,699	693,424
Obligations discharged upon payments during the year	(515,980)	-	(515,980)
Obigations reduction as per revision of ARO of Ying Property	-	(94,009)	(94,009)
Accretion of asset retirement obligations	10,517	51,171	61,688
Reclassification of current portion of ARO to long term	(75,226)	75,226	-
Foreign translation impacts	35,558	82,746	118,304
Balance, March 31, 2008	$-	$1,225,829	$1,225,829

Although the ultimate reclamation costs to be incurred for the existing mines are uncertain, the Company has estimated the undiscounted future values of these costs to be $1.74 million as at March 31, 2008 (2007 - $1.35 million ) in the next five to eight years.

The aggregate accrued obligation as at March 31, 2008, representing the fair value of the future reclamation costs, was $1,225, 829 (2007 - $962,402). The fair value was estimated using a credit risk free discount rate of six percent.

12.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value.

(b)	Issued and outstanding

On April 26, 2006, the Company completed a short form prospectus financing which raised net proceeds of $39,471,408 (CAD$44,484,295) through the sale of 7,503,750 units at a price of CAD$6.37 per unit. Each unit is comprised of one common share of the Company and one half share purchase warrant.

Notes to the Consolidated Financial Statements	page 17

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

Each whole warrant is exercisable up to October 25, 2007 at a strike price of CAD$8 per common share. In August 2007, the expiry date of the warrants was extended to October 26, 2008.

On June 13, 2006, the Board of Directors approved a Normal Course Issuer Bid to acquire up to 3,000,000 of its common shares, over a one year period. Purchases were made at the discretion of the Directors at prevailing market prices, through the facilities of the TSX Exchange. As at March 31, 2007, a total of 1,261,500 of its common shares were acquired and cancelled under the Normal Course Issuer Bid at a cost of $4,890,169 (CAD$5,499,104) and a total of $4,068,249 (CAD$4,766,361) was transferred from contributed surplus upon the share cancellations. The Normal Course Issuer Bid expired at June 12, 2007.

On March 20, 2008, the Company announced another Normal Course Issuer Bid to acquire up to 2,988,029 of its common shares. The Normal Course Issuer Bid was approved By TSX Exchange and commenced on March 28, 2008 and continues until no later than March 27, 2009. Purchases will be made at the discretion of the Directors at prevailing market prices, through the facilities of the TSX Exchange. The Company intends to cancel all shares acquired under the issuer bid. No shares were acquired under this issuer bid during the year ended March 31, 2008.

(c)	Share Purchase Warrants

The Company adopted the Residual Approach in valuing the share purchase warrants attached to private placement units issued. Under this approach, proceeds up to the Company’s share market value are allocated to the shares and only the excess above the market value is allocated to the attached share purchase warrants. No value has been allocated to these warrants as determined under the Residual Approach.

The following is a summary of warrant transactions:

Warrant Shares	Issued	Warrant Shares	Warrant Shares	Price per
Outstanding as at	during	Exercised	Outstanding as at	Warrant
March 31, 2007	the period	during the period	March 31, 2008	CAD$	Expiry Date

3,751,869	-	9,750	3,742,119	$8.00	October 26, 2008

During the year ended March 31, 2008, the Company received approval from Toronto Stock Exchange to extend the expiry date of the share purchase warrants to acquire 3,751,869 common shares from October 26, 2007 to October 26, 2008. The exercise price of these warrants remains unchanged at CAD$8.00. Effective on September 10, 2007, these common share purchase warrants were listed on the Toronto Stock Exchange and trade under the symbol “SVM.WT”.

Notes to the Consolidated Financial Statements	page 18

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

(d)	Stock Options

The following is a summary of option transactions:

	Number of Shares	Weighted Average Exercise Price Per Share CAD$
Balance, March 31, 2006	7,909,875	$0.36
Options granted	1,300,500	4.44
Options exercised	(2,961,717)	0.30
Options forfeited	(78,750)	4.35
Balance, March 31, 2007	6,169,908	$1.19
Options granted	1,081,200	7.11
Options exercised	(3,448,896)	0.73
Options forfeited	(567,527)	2.60
Balance, March 31, 2008	3,234,685	$3.42

During the year ended March 31, 2008, a total of 1,081,200 options were granted to directors, officers, employees, and consultants exercisable at a weighted average exercise price of CAD$7.11 per share for five years, subject to a vesting schedule over a three year term with 8.333% options vested every three months. During the year ended March 31, 2008 a total of 567,527 options were forfeited and cancelled.

The following is the summary assumptions to estimate the fair value of each option granted using the Black-Scholes option pricing model.

	2008	2007
Risk free interest rate	2.58% to 4.31%	4.01% to 4.23%
Expected life of options in years	2 to 5 years	1 to 3 years
Expected volatility	52% to 117%	95% to 119%
Expected dividend yield	1%	0%

The weighted average grant date fair value of options granted during the year was $3.53 (2007 -$2.77) . For the year ended March 31, 2008, a total of $2,472,685 (March 31, 2007 - $1,955,545) were recorded as office, administration and miscellaneous expenses on the consolidated statements of operations.

Notes to the Consolidated Financial Statements	page 19

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

The following table summarizes information about stock options outstanding at March 31, 2008:

		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
Exercise	Outstanding at	Remaining	Exercise	Exercisable at	Exercise
Prices	March 31	Contractual	Price	March 31	Price
in CAD$	2008	Life (Years)	in CAD$	2008	in CAD$

$0.18	990,000	1.54	0.18	990,000	0.18
0.63	450,000	1.92	0.63	450,000	0.63
0.75	31,875	0.18	0.75	31,875	0.75
4.32	432,399	3.29	4.32	197,400	4.32
4.43	216,999	3.41	4.43	93,999	4.43
4.47	54,708	3.38	4.47	7,458	4.47
6.74	780,204	4.03	6.74	127,938	6.74
6.95	135,000	4.51	6.95	18,750	6.95
9.05	143,500	4.80	9.05	-	9.05
$0.18 - $9.05	3,234,685	2.64	$3.42	1,917,420	$1.45

(e)	Cash Dividends Declared and Distributed

During the year ended March 31, 2008, an eligible cash dividend of $6,891,020 or $0.05 per share (CAD$0.05 per share) (March 31, 2007 - $nil) was declared and distributed to shareholders of the Company.

(f)	Stock split

On September 28, 2007, shareholders approved a three-for-one share split for its common shares. The record date for the stock split was set at the close of business on October 31, 2007.

On October 17, 2007, an aggregate of 108 (or 36 pre-split) common shares resulting from rounding of previous capital consolidations were returned to treasury to reduce the accumulated fractional shares held in the Company’s trustee account in connection with the share split.

All share and per share information included in the consolidated financial statements and accompanying notes are presented on a post-split basis for all periods presented.

Notes to the Consolidated Financial Statements	page 20

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

13.	NON-CONTROLLING INTERESTS

The following is the summary of non-controlling interests:

	Henan Found	Huawei	Total
Balance, March 31, 2006	$600,323	$-	$600,323
Minority shareholder's contribution	-	103,461	103,461
Income (loss) sharing for the year	6,369,493	(54,356)	6,315,137
Foreign currency translation impact	(71,610)	675	(70,935)
Balance, March 31, 2007	6,898,206	49,780	6,947,986
Non-controlling interest reduction upon acquistion of additional equity interest in Huawei (10(b))	-	(186,140)	(186,140)
Income sharing for the year	16,809,697	2,387,546	19,197,243
Non-controlling interest reduction upon distribution	(3,371,257)	-	(3,371,257)
Non-controlling interest reduction upon dividend declared	(12,117,910)	-	(12,117,910)
Foreign currency translation impact	779,234	16,041	795,275
Balance, March 31, 2008	$8,997,970	$2,267,227	$11,265,197

In June 2007, Henan Found distributed a total of $14,983,364 (RMB¥111 million) to its shareholders. The Company’s wholly owned subsidiary, Victor Mining Ltd., received its share (77.5%) of dividend payment of $11,612,107 (RMB¥86,025,000), and a total of $3,371,257 (RMB¥24,975,000) was paid to the non-controlling interests.

During the year ended March 31, 2008, Henan Found’s Board of Directors declared a dividend of $50,616,759 (RMB¥400 million) to its shareholders, and a total of $12,117,910 (RMB¥90 million) distributable to the non-controlling subsidiary shareholder was recorded as due to related parties on the balance sheet as of March 31, 2008. Subsequent to March 31, 2008, a total of $6,058,955 (RMB¥45 million) was distributed to the non-controlling subsidiary shareholder.

The Company has not recorded non-controlling interest in Qinghai Found, as its ownership percentage represents only the profit sharing and working interests and the minority shareholder is not responsible for any of the associated costs. As at March 31, 2008, Qinghai Found is still in the exploration stage and has not generated any revenue.

14.	RESERVES

Pursuant to Chinese regulations, Henan Found may make appropriations to reserves funds, comprising the Enterprise Reserve Fund, Enterprise Expansion Fund, and Employee Welfare Fund at a percentage, at the discretion of the Board of Directors of Henan Found, of its after tax net income.

The Enterprise Reserve Fund is established for covering potential losses and could be used to increase the registered capital if approved by the relevant Chinese authorities. The Enterprise Expansion Fund is for expanding business operation. Both Enterprise Reserve Fund and Enterprise Expansion Fund are recorded as part of shareholders’ equity but are not available for distribution to shareholders other than in liquidation. Employee Welfare Fund is established for the purpose of providing employee facilities and other collective benefits to employees and is recorded as an expense.

Notes to the Consolidated Financial Statements	page 21

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

During the year ended March 31, 2008, the Board of Directors of Henan Found appropriated reserves of $2,077,628 (RMB¥16,418,499) (2007 - $nil) from its retained earnings for the calendar year ended December 31, 2006. Of the reserves, a total of $415,526 (RMB¥3,283,700) (2007 - $nil) was appropriated as Enterprise Reserve Fund and $1,662,102 (RMB¥13,134,799) (2007 - $nil) as Enterprise Expansion Fund. Henan Found also contributed a total of $16,621 (RMB¥131,348) (2007 - $nil) to the Employee Welfare Fund. The contribution to Employee Welfare Fund was recorded as accrued liabilities on the consolidated balance sheet and expensed on the consolidated statement of income.

Subsequent to March 31, 2008, the Board of Directors of Henan Found appropriated reserves of $8,544,685 (RMB¥67,525,567) from its retained earning for the calendar year ended December 31, 2007. Of the reserves, a total of $1,695,400 (RMB¥13,397,930) was appropriated as Enterprise Reserve Fund, $6,781,496 (RMB¥53,591,720) as Enterprise Expansion Fund, and $67,815 (RMB¥535,917) as Employee Welfare Fund.

15.	RELATED PARTY TRANSACTIONS

In addition to related party transactions disclosed elsewhere in the financial statements, the Company had the following related party transactions during the period:

(a)	During the year ended March 31, 2008, the Company incurred:

	(i)	consulting fees of $270,695 (2007 - $152,599) payable to a company owned by an officer and director of the Company and to an officer of the Company;

	(ii)	legal fees of $nil (2007 - $76,974) payable to a law firm with a partner that is a director of the Company;

	(iii)	management fees of $202,449 (2007 - $126,047) payable to a company owned by an officer and director of the Company, and to an officer and director of the Company;

	(iv)	accounting fees of $498 (2007 - $77,346) payable to an accounting firm with a partner that is former officer of the Company;

	(v)	directors’ fees of $93,731 (2007 - $36,363);

	(vi)	expenses recovered of $302,100 (2007 - $321,931) from New Pacific Metals Corp. (“NUX”).

(b)	As at March 31, 2008, the related transaction balances included the following:

	(i)	$nil (March 31, 2007 - $34,478) due to a company controlled by a director of the Company for services provided;

	(ii)	$nil (March 31, 2007 - $131,641) due to the joint venture partner of Henan Huawei;

Notes to the Consolidated Financial Statements	page 22

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

(iii)	$12,117,910 (March 31, 2007 - $nil) due to the joint venture partner of Henan Found for non- controlling interest distributable as Henan Found declared dividend during the year;

(iv)	$12,014 (March 31, 2007 - $28,329) due from a company related by common control;

(v)	$17,113 (March 31, 2007 - $nil) due from the joint venture partner of Qinghai Found;

(vi)	$18,051 (March 31, 2007 - $nil) due from NUX for expenses incurred and recoverable under an inter-company services and cost allocation arrangement; and,

(vii)	$nil (March 31, 2007 - $1,195,129) due to NUX for funds advanced from NUX.

On December 8, 2006, NUX entered into a Declaration of Trust Agreement (the “Trust Agreement”) with Yunnan JCJ, an indirectly wholly owned subsidiary of the Company, to hold in trust for NUX, two exploration permits (“Huaiji Project”) located in Guangdong Province, China.

On January 25, 2007, NUX advanced $1.24 million to the Company to fund the Huaiji Project. As at March 31, 2008, a total of $683,995 of cash held in trust by the Company for the sole benefit of NUX is repayable upon demand, pursuant to a trust agreement dated October 16, 2007.

The transactions with related parties during the year are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

16.	INCOME TAXES

(a) Income tax expense

The Company’s wholly-owned subsidiary, Yunnan JCJ, 77.5% owned subsidiary, Henan Found, and 70% owned subsidiary, Henan Huawei, are considered as qualified Foreign Investment Enterprises (a “FIE”) in China and they are entitled to tax incentives of a five-year tax holiday (year one and two are tax exempt with years three to five at a reduced tax rate of 12.5%) .

Henan Found enjoyed a zero tax rate for the 2006 and 2007 calendar years. Starting from January 1, 2008 to December 31, 2010, a 12.5% income tax rate is applied. A tax provision of approximately $1.9 million was provided for the fourth quarter ended March 31, 2008.

Henan Huawei can enjoy a zero income tax rate starting from January 1, 2007 and a 12.5% income tax rate for January 1, 2009 to December 31, 2011.

Yunnan JCJ has not recorded a profit as of December 31, 2007, and as a result, its tax holiday is deemed to commence from January 1, 2008 pursuant to the new Chinese corporate Income Tax Laws effective January 1, 2008.

Notes to the Consolidated Financial Statements	page 23

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

Qinghai Found is not entitled to any tax holiday under the current Chinese income tax laws.

The provision for income taxes differs from the amount computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before income tax provision due to the following:

Express in Cdn. $	2008	2007
Income (loss) before non-controlling interest	$79,684,976	$29,763,482
Canadian combined federal and provincial income tax rate	33.47%	34.12%
Expected income tax recovery (expense)	(26,666,577)	(10,155,300)
Difference in foreign tax rates	25,674,821	8,855,408
Taxes recovery from prior year tax provision	1,425,686	-
Non-deductible stock based compensation	(913,186)	(667,184)
Non-taxable mineral property option income	743,049	657,430
Non-deductible foreign exchange losses	(198,314)	(9,677)
Changed in valuation allowance	554,495	-
Impact of tax rate changed	(554,495)	-
Others	(615,958)	(106,363)
	$(550,479)	$(1,425,686)

(b) Future income tax

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future tax assets is as follows:

	2008	2007
Non - capital loss carry forward	$1,287,093	$1,074,631
Capital loss carry forward	7,197	3,890
Excess tax value of property, plant, and equipment over book value	1,132,469	930,760
Share issuance costs	662,888	736,523
Asset retirement obligation and others	210,652	-
	$3,300,299	$2,745,804
Valuation allowance	(3,300,299)	(2,745,804)

Excess of accounting base over tax base relating mineral rights and properties	6,345,898	1,405,189
Net future income taxes liabilities	$6,345,898	$1,405,189

The Company has Canadian non-capital losses of approximately $5.1 million expiring from 2009 to 2028 if not applied against future Canadian income for Canadian tax purposes. In addition, the Company also has capital losses of approximately $28,000 in Canada available to apply against future capital gains for Canadian tax purposes. The management of the Company believes it is unlikely the benefit of the future income tax assets will be realized against future Canadian income for Canadian tax purposes. As a result, a full valuation allowance was recorded against the future tax assets.

Notes to the Consolidated Financial Statements	page 24

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

17.	FINANCIAL INSTRUMENTS

(a)	Fair value

The fair values of the Company’s cash and cash equivalents, short term investments, accounts receivables, accounts payable and accrued liabilities, deposits received from customers, and amount due to related parties are estimated to approximate their carrying values as they are short term in nature. The fair value of the long term investments is reported based on quoted market prices or at cost, if a market value is not available.

(b)	Exchange risk

The Company undertakes transactions denominated in foreign currencies and as such is exposed to risk due to fluctuations in foreign exchange rates.

The Company conducts its operations in Chinese Yuan and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB¥, which was tied to the U.S. Dollar until July 2005 and is now tied to a basket of currencies of China’s largest trading partners. The RMB¥ is not a freely convertible currency.

As at March 31, 2008, approximately $48.3 million (March 31, 2007 - approximately $18.6 million) of cash and cash equivalents and short term investments were held in RMB¥.

(c)	Interest rate risk

The Company has no interest-bearing debt and so is not exposed to interest rate risk.

(d)	Credit risk

The Company is exposed to credit risk with respect to accounts receivable from customers. The Company undertakes credit evaluations on customers as necessary and has monitoring processes intended to mitigate credit risks. The Company has accounts receivable from clients primarily in China engaged in the mining and milling of base and polymetallic metals industry.

The Company is exposed to credit risk with respect to cash equivalents and accounts receivable. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The cash equivalents consist mainly of short-term investments, such as money market deposits. None of the cash equivalents were in asset backed financial instruments. The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Company’s Board of Directors. Management believes the risk of loss to be remote.

Notes to the Consolidated Financial Statements	page 25

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

The mining industry in China may be affected by economic factors that may impact accounts receivable. Management does not believe that the mining industry or geographic region within China represents a significant credit risk.

(e)	Commodity price risk

The Company is subject to price risk from fluctuations in market prices of commodities, and the Company has elected not to actively manage the exposure to the commodity price risk at this time.

18.	SEGMENTED INFORMATION

(a)	Industry information

The Company operates in one reportable operating segment, being the acquisition, exploration, development, and operation of mineral properties.

(b)	Geographic information

(i) The following is the summary of balance sheet items of each geographic segment:

As at	March 31, 2008				March 31, 2007
Balance sheet items:	Canada	China	BVI	Total	Canada	China	BVI	Total

Mineral rights and properties	$-	$60,904,275	$-	$60,904,275	$-	$16,326,046	$-	$16,326,046
Property, plant and equipment	438,723	13,910,849	-	14,349,572	326,077	7,542,617	-	7,868,694
Long term investments	4,472,953	6,417,939	6,982,995	17,873,887	216,844	58,197	6,279,806	6,554,847

Notes to the Consolidated Financial Statements	page 26

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

ii) The following is the operation summary of each geographic segment:

For the	Year ended March 31, 2008
		China
	Canada	Ying	HPG	Other	BVI	Total
Sales	$-	$96,328,947	$12,033,815	$-	$-	$108,362,762
Cost of sales	-	(17,388,864)	(2,725,600)	-	-	(20,114,464)
Amortization and depletion	-	(1,703,494)	(1,504,766)	-	-	(3,208,260)
Gross Profit	-	77,236,589	7,803,449	-	-	85,040,038

Expenses	(10,892,245)	(451,848)	(644,926)	(284,933)	(404,984)	(12,678,936)

Interest, option & other income	6,166,318	900,077	10,792	534,486	10,445	7,622,118
Loss and other expenses	-				(298,244)	(298,244)
Non controlling interest	-	(16,809,697)	(2,387,546)	-	-	(19,197,243)
Income tax expenses	-	(507,874)	(42,605)	-	-	(550,479)

Net income (loss)	($4,725,927)	$60,367,247	$4,739,164	$249,553	($692,783)	$59,937,254

For the	Year ended March 31, 2007
		China
	Canada	Ying	HPG	Other	BVI	Total
Sales	$-	$39,777,218	$-	$-	$-	$39,777,218
Cost of sales	-	(7,738,301)	-	-	-	(7,738,301)
Amortization and depletion	-	(1,189,766)	-	-	-	(1,189,766)
Gross Profit	-	30,849,151	-	-	-	30,849,151

Expenses	(4,728,813)	(1,358,851)	(132,904)	(191,772)	(8,017)	(6,420,357)

Interest, option & other income	5,480,768	138,810	182	(18,187)	-	5,601,573
Loss and other expenses	(215,807)	(29,621)	-	-	(21,457)	(266,885)
Non controlling interest	-	(6,369,493)	54,356	-	-	(6,315,137)
Income tax expenses	-	(1,425,686)	-	-	-	(1,425,686)
Net income (loss)	$536,148	$21,804,310	($78,366)	($209,959)	($29,474)	$22,022,659

(c)	Sales by metal

For the year ended March 31, 2008, the Company generated sales of $108,362,762 (2007 -$39,777,218) which comprised of the following:

Sales by metal:

	2008	2007
Silver (Ag)	$44,677,949	$17,998,480
Gold (Au)	1,189,764	68,842
Lead (Pb)	48,433,127	14,069,457
Zinc (Zn)	14,061,922	7,635,839
Other	-	4,600
	$108,362,762	$39,777,218

Notes to the Consolidated Financial Statements	page 27

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

(d)	Major customers

During the year ended March 31, 2008, there were four customers (2007 - four) who individually accounted for 8% to 32% (2007 - 14% to 23%) and collectively, 76% (2007 - 72%) of the total revenue of the Company.

19.	COMMITMENTS

The Company’s leasehold obligation commitments total $962,617 over six years (years ending March 31, 2009: $254,670; 2010: $256,853; 2011: $256,853; 2012: $85,117; 2013: $87,299; and 2014: $21,825).

20.	SUBSEQUENT EVENTS

The Company, on April 24, 2008, entered into a share purchase agreement with Yangtze Gold Ltd. (“Yangtze Gold”), a private BVI company, to acquire from Yangtze Gold all of the issued shares of Yangtze Mining Ltd. (“Yangtze Mining”). Yangtze Mining owns a 95% interest in a Sino-Foreign joint venture company, Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze”), which owns 100% of the Gaocheng (“GC”) and Shimentou (“SMT”) silver, lead and zinc exploration permits located in Guangdong Province, People’s Republic of China.

The purchase price for the shares of Yangtze Mining is approximately $60.27 million (CAD$61.95 million) and will be paid 40% in cash and 60% in common shares of the Company. The 40% cash portion will be payable as to 20% at closing and 20% plus interest at 5.5% on that amount from the date hereof payable when the Company receives its next dividend payment from its Chinese subsidiary Company, or within 3 months, whichever is earlier. The 60% common share portion of the purchase price will be payable by the issuance at the closing of 4,532,543 common shares of the Company at a price of CAD$8.20 per share, being the volume weighted average trading price of the shares of the Company during the 30 calendar days prior to the date of signing this agreement.

On April 28, 2008, the Company paid a deposit of $1.97 million (CAD$2.0 million) to Yangtze Gold, which amount will be credited against the cash portion of the purchase price. The deposit is non-refundable unless a breach of certain representations and warranties by Yangtze Gold or that the Company’s financial advisor is unwilling or unable to deliver a written opinion that the transaction is fair from a financial point of view to the Company’s shareholders. On April 29, 2008, the Company advanced $2.7 million (RMB¥20 million) to Anhui Yangtze so that it can start the process of applying for a mining permit and carry out further exploration program, including drilling.

Dr. Rui Feng, Chairman and CEO of the Company, is a Director of Yangtze Gold, Yangtze Mining, and Anhui Yangtze, and Mr. J. Feng, a relative of Dr. Feng, controls Yangtze Gold. The transaction has been approved by the independent directors of the Company in accordance with applicable regulations. Closing of the transaction is subject to the Company’s due diligence, receipt of a fairness opinion, and approval by required regulatory authorities.

Notes to the Consolidated Financial Statements	page 28

SILVERCORP METALS INC.
Notes to the Consolidated Financial Statements
For Years ended March 31, 2008 and 2007
(Expressed in US dollars, unless otherwise stated)

On June 6, 2008, the Company announced that it completed the acquisition of Yangtze Mining. As of July 17, 2008, the Company fulfilled all obligations to acquire Yangtze Mining by issuing 4,532,543 common shares of the Company and making payments of $24.5 million (CAD$24.9 million).

Notes to the Consolidated Financial Statements	page 29